UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 210TH MEETING OF THE BOARD OF DIRECTORS HELD SEPTEMBER 14, 2012

1. DATE TIME AND PLACE: On September 14, 2012, at 10 a.m., the meeting was held through a telephone conference call pursuant to Paragraph 1 of Art. 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energy” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, group 142, in the city of São Paulo, state of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 3 of Art. 17 of the Company's Bylaws.

3. ATTENDANCE: All effective Members of the Board of Directors ("Board").

4. PRESIDING: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. AGENDA: (i) To re-ratify the resolution contained in item “xiii” of the minutes of the 202nd meeting held May 30, 2012, designed to (a)  rectify the values of the financing lines to be contracted by the Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) subsidiaries from the Brazilian National Bank of Economic and Social Development (“BNDES”), (b) to  rectify the guarantee mode to be offered by the Company, substituting the surety for collateral, and (c)  to include the numbers of the Decisions of the Board of the Brazilian National Bank of Economic and Social Development (“BNDES”); and (ii)  To present a guarantee on the part of CPFL Energia, through collateral, in the total amount of the financing to be contracted by the Companhia Paulista de Força e Luz (“CPFL Paulista”), Rio Grande Energia S.A. (“RGE”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga”) subsidiaries, through the Finem Misto modality of the Brazilian National Bank of Economic and Social Development (“BNDES”), Banco do Brasil S.A. (“Banco do Brasil”) and Banco Itaú BBA S.A. (“Itaú BBA”), pursuant to the conditions described in BNDES Board Decisions nos. 941/2012, 942/2012 and 943/2012 taken in a meeting on August 28, 2012 and their respective appendices.

6. ISSUES AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003, and December 6, 2007.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

After the examination and debate of the issues on the Agenda, the Board decided the following by unanimous vote:

(i)       Re-ratified the resolution contained in item “xiii” of the minutes of the 202nd meeting held May 30, 2012, which went into effect with the following wording:

“(xiii) Approved, pursuant to line “u” of Art. 17 of the Company’s Bylaws, based on Board of Executive Officers Resolution 2012147-C and under the terms and conditions established in the Decisions of the Board of the BNDES nos. 949/2012, 950/2012 and 951/2012, taken at a meeting held August 28, 2012 and respective appendices, the presenting of a guarantee by CPFL Energia, through collateral, as well as the intervening of the Company in the lines of financing to be contracted the CPFL Santa Cruz, CPFL Sul Paulista and  CPFL Leste Paulista subsidiaries, from the Brazilian National Bank of Economic and Social Development (“BNDES”), in the Finem Direto modality, whose funds shall be used in investments for the distribution of energy during the 2011-2012 two-year period, in the global amount of R$ 50,819,666.43 (fifty million, eight hundred and nineteen thousand, six hundred-sixty-six reais and forty-three centavos), for a total period of up to 7 (seven) years as follows: R$ 23,555,834.79 (twenty three million, five hundred and fifty-five thousand, eight hundred and thirty-four reais and seventy-nine centavos) for CPFL Santa Cruz; R$ 14,990,885.85 (fourteen million, nine hundred and ninety thousand, eight hundred and eighty-five reais and eighty-five centavos) for CPFL Sul Paulista and R$ 12,272,945.79 (twelve million, two hundred seventy-two thousand, nine hundred forty-five reais and seventy-nine centavos) for CPFL Leste Paulista and recommended  to the Company’s representatives that they vote favorably to approve the contracting of the lines of financing, with the Boards of Executive Directors of the aforementioned subsidiaries authorized to carry out any and all actions and to take all of the measures necessary to implement the resolutions mentioned in this item.”

It was recorded, regarding the previous resolution in item “xiii” of the 202nd meeting held on May 30, 2012, that there was a reduction in the risk spread from 0.82% to 0.76% and the definition of the financial covenants of the Onerous Assignment/Adjusted EBITDA; and

(ii)      Approved, pursuant to line “u”. of Art. 17 of the Company's Bylaws Social, based on Board of Executive Officers Resolution 2012146-C under the terms and conditions established in the Decisions of the Board of the BNDES nos. 941/2012, 942/2012 and 943/2012 taken during the meeting on August 28, 2012 and respective appendices, the offering of a guarantee by CPFL Energia, through collateral, as well as the intervening of the Company in the lines of financing to be contracted by CPFL Paulista,  RGE and  CPFL Piratininga, in the Finem Direto modality, whose funds shall be used in investments for the distribution of energy during the 2011-2012 two-year period, in the global amount of R$ 1,284,997,054.49 (one billion, two hundred eighty-four million, nine hundred ninety-seven thousand, fifty-four reais and forty-nine centavos), for a total period of ten (10) years, as follows: R$ 790,000,000,00 (seven hundred and ninety million reais) for CPFL Paulista, R$ 274,997,054.49 (two hundred seventy-four million, nine hundred ninety-seven thousand, fifty-four reais and forty-nine centavos) for RGE and R$ 220,000,000.00 (two hundred twenty million reais) for CPFL Piratininga and recommended  to the Company's representatives on the Boards of Directors of the aforementioned subsidiaries to vote to approve the contracting of the lines of financing.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

It was also registered that the contracting of the lines of financing from Banco do Brasil was the subject of an analysis by the Related Parties Committee in a meeting held August 24, 2012, and that members Ivan de Souza Monteiro and Renê Sanda abstained from voting regarding the contracting through Banco do Brasil, in view of the fact that the institution is a Related Party to the BB CL I Fundo de Investimento em Ações (“BB CL I”) shareholder.

7. CLOSURE: There being no further business, the meeting was adjourned, the present minutes were prepared, read and approved, and subsequently signed by all of the Members and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Cláudio Palaia
Renê Sanda	Helena Kerr do Amaral
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 17, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.